May 2, 2014

VIA EDGAR

Mr. Duc Dang
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     DuPont Fabros Technology, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 12, 2014
File No. 001-33748

DuPont Fabros Technology, L.P.
Form 10-K for the Year Ended December 31, 2013
Filed February 12, 2014
File No. 333-165465-17

Dear Mr. Dang:

Reference is made to your letter, dated April 18, 2014, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2013. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P. (the “Company” or “we”) together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

General

1.
We note you lease the space and power of your facilities to customers under long-term triple-net leases and your disclosure on page 39 that you consider credit quality when negotiating your leases. In future Exchange Act periodic reports, please describe whether and how, if applicable, you monitor tenant credit quality.

COMPANY RESPONSE: We consider credit quality when negotiating customer leases and on an ongoing basis. If a prospective customer is a publicly held entity, we evaluate its financial statements filed with the Commission. If a prospective customer is a privately held entity, we request audited financial statements from the customer if they exist, and unaudited financial statements if audited financial statements do not exist. We also consider any relevant news, market or industry data related to a prospective or existing customer. Furthermore, we also evaluate an existing customer's payment history with us. We will disclose the foregoing in future Exchange Act periodic reports.

Leasing, Page 38

2.	In future annual reports where you will have a material portion of your leases expiring in the upcoming year, please compare market rents to your expiring rents.

COMPANY RESPONSE: In future annual reports where we have a material portion of our leases expiring in the upcoming year, we will compare market rents to our expiring rents.

3.
We note your disclosure of leasing costs on page 69. Please tell us if you would be able to provide a breakdown of your leasing costs, including any commissions and concessions, between new and renewed leases.

COMPANY RESPONSE: In future Exchange Act reports, we will provide a breakdown of our leasing costs, including any commissions and concessions, between new and renewed leases.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 39

4.
Please tell us if management evaluates the period to period changes in your same store/property performance. If so, please discuss such evaluation and clearly define the same store pool in future Exchange Act reports, as applicable. In addition, within your discussion of the same store performance, please also include disclosure regarding the relative impact of occupancy and base rent and/or management fee changes.

COMPANY RESPONSE: We evaluate the period to period changes in our same store/property performance. However, as of December 31, 2013, we had 10 operating data centers and 33 tenants, with three of our data centers each occupied by a single customer. Given the small size of our portfolio and customer base, we believe that we would suffer material harm if we disclosed same store/property performance information, as it would reveal to competitors and prospective customers commercially sensitive confidential information. Therefore, we propose to continue not disclosing same store/property data.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 478-2333 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster
Executive Vice President and Chief Financial Officer